EXHIBIT 99.3

AMENDMENT NO. 1 TO PURCHASE AGREEMENT

This Amendment No. 1 (the “Amendment”) is entered into this 8th day of August 2014 (“Amendment Effective Date”), by and between ONCOLYTICS BIOTECH INC., a company incorporated under the Business Corporations Act (Alberta), (the “Company”), and LINCOLN PARK CAPITAL FUND, LLC, an Illinois limited liability company (the “Investor”), and amends that certain Purchase Agreement, dated as of February 27, 2014, between the Investor and the Company (the “Agreement”). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Agreement.

RECITALS

WHEREAS, the parties desire to amend the terms of the Agreement as set forth herein;

NOW THEREFORE, the parties hereto, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, hereby agree as follows:

1.           Amendment and Restatement of Recitals.  As of the Amendment Effective Date, the second and third paragraphs of the recitals under the heading “WHEREAS:” on pages 1 and 2 of the Agreement are hereby amended and restated in their entirety as follows:

“The Company  has prepared and filed with the securities  regulatory authorities  (the "Canadian Qualifying Authorities") in the provinces of British Columbia, Alberta, Manitoba and Ontario (the "Canadian Qualifying Jurisdictions") a preliminary short form base shelf prospectus dated July 25, 2014, and a final short form base shelf prospectus dated August 1,2014, in respect of an aggregate of up to Cdn$150,000,000  in certain securities of the Company, including Common Shares (collectively, the "Shelf Securities"), in each case in accordance with the applicable securities laws of each of the Canadian Qualifying Jurisdictions and the respective applicable rules and regulations under such laws, together with applicable published national, multilateral and local policy statements, instruments, notices and blanket orders of the Canadian Qualifying Authorities in each of the Canadian Qualifying Jurisdictions (collectively, “Canadian Securities Laws”). The Alberta Securities Commission (the "Reviewing Authority") is the principal regulator of the Company under the passport system procedures provided for under Multilateral Instrument 11-102 Passport System and National Policy 11-202 Process for Prospectus Reviews in Multiple Jurisdictions in respect of the offering of the Shelf Securities. The Reviewing Authority has issued a receipt evidencing that a receipt has been issued (a "Receipt") on behalf of itself and the other Canadian Qualifying Authorities in respect of such short-form base shelf prospectus (the final short-form base shelf prospectus dated August 1, 2014 relating to the Shelf Securities, as most recently amended, if applicable, filed with the Canadian Qualifying Authorities on or before the date of this Agreement for which a Receipt has been obtained, is hereinafter referred to as the “Canadian Base Prospectus”). As used herein, “Canadian Prospectus Supplement” means the most recent prospectus supplement to the Canadian Base Prospectus relating to the Securities (as defined herein), to be filed by the Company with the Canadian Qualifying Authorities in accordance with Canadian Securities Laws; and “Canadian Prospectuses” means the Canadian Prospectus Supplement (and any additional Canadian prospectus supplement prepared in accordance with the provisions of this Agreement and filed with the Canadian Qualifying Authorities in accordance with Canadian Securities Laws) together with the Canadian Base Prospectus.

The Company has also prepared and filed with the United States Securities and Exchange Commission (the “SEC”), pursuant to the Canada/U.S. Multi-Jurisdictional Disclosure System adopted by the SEC (the "MJDS”), a registration statement on Form F-10 (File No. 333-197633) registering the Shelf Securities  under the United States Securities  Act of 1933, as amended, and the rules and regulations thereunder (collectively, the “Securities Act”), and has filed such amendments  to such registration statement on Form F-10, as amended, as may have been permitted  or required to the date of this Agreement. Such registration statement, including the Canadian Base Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Securities Act and including exhibits to such registration statement), has become effective in such form pursuant to Rule 467(b) under the Securities Act. Such registration statement, as amended when it last became effective under the Securities Act, including all documents filed as a part thereof, the exhibits and any schedules thereto at such time and the documents  incorporated  by reference therein pursuant to Item 4 of Form F-10 under the Securities Act at such time, is herein called the "Registration  Statement." The Company has also filed with the SEC an appointment of agent for service of process on Form F-X (the "Form F-X") in conjunction with the filing of the Registration Statement. As used herein, "U.S. Base Prospectus" means the Canadian Base Prospectus, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Securities Act in the form in which it appeared in the Registration Statement on the date it last became effective under the Securities Act; "U.S. Prospectus Supplement" means the Canadian Prospectus Supplement, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Securities Act, to the U.S. Base Prospectus relating to the offering of the Securities, to be filed by the Company with the SEC pursuant to General Instruction II.L of Form F-10; "U.S. Prospectuses" means the U.S. Prospectus Supplement (and any additional U.S. prospectus supplement prepared in accordance with the provisions of this Agreement and filed with the SEC in accordance with General Instruction II.L of Form F-10) together with the U.S. Base Prospectus and together with any "issuer free writing prospectus," as defined in Rule 433 under the Securities Act ("Rule 433") relating to the Securities that (i) is required to be filed with the SEC by the Company or (ii) is exempt from filing pursuant to Rule 433(d)(5)(i), in each case in the form filed or required to be filed with the SEC or, if not required to be filed, in the form retained in the Company's records pursuant to Rule 433(g).”

2.           No other amendment. Except as expressly set forth above, all other terms and conditions of the Agreement shall remain in full force and effect, without amendment thereto.

3.           Governing law. This Amendment shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York.

4.           Counterparts. This Amendment may be executed in counterparts, all of which taken together shall constitute one and the same original and binding instrument and shall become effective when all counterparts have been signed by each party and delivered to the other parties hereto, it being understood that all parties hereto need not sign the same counterpart.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed by their respective authorized officer as of the Amendment Effective Date.

THE COMPANY:

By:	/s/ Kirk Look
Name;	Kirk Look
Title:	Chief Financial Officer

INVESTOR:

By:	/s/ Jonathan Cope
Name;	Jonathan Cope
Title:	President